04033346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ___________

Commission file number: 1-8504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIFIRST CORPORATION PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, MA 01887

REQUIRED INFORMATION

A. Financial Statements: Audited financial statements of UniFirst Corporation Profit Sharing Plan.

1. Independent Auditors' Report

2. Statement of Net Assets Available for Benefits

3. Statement of Changes in Net Assets Available for Benefits

4. Notes to Financial Statements

5. Supplementary Information:

   Schedule I - Schedule of Assets Held for Investment Purposes

B. Exhibits:

1. Consent of Belanger & Company, P.C., Independent Public Accountants.

Belanger&Company, P.C.
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

INDEPENDENT AUDITORS' REPORT

To the Trustees
Unifirst Corporation Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for benefits of the Unifirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplementary schedule of assets held for investment purposes as of December 31, 2003. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Merrill Lynch, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certifications from the trustee as of and for the year ended December 31, 2003, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards, and in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

April 27, 2004
Chelmsford, Massachusetts

UniFirst Corporation Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31,	
	2003	*2002*
Assets:		
Investments (Note 3)	$ 111,605,782	$ 90,148,689
Receivables:		
Employer contribution	3,244,237	2,951,273
Other	240,128	16,034
Total receivables	3,484,365	2,967,307
Total assets	115,090,147	93,115,996
Liabilities:		
Accounts payable	41,308	36,284
Accrued expenses	2,360	10,305
Total liabilities	43,668	46,589
Net assets available for benefits	$ 115,046,479	$ 93,069,407

See accompanying notes to the financial statements.

UniFirst Corporation Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments (Note 3)	$ 15,815,723
Interest	370,881
Dividends	2,481,425
Other	(4,819)
	18,663,210
Contributions:	
Participant	5,403,218
Employer	6,238,108
	11,641,326
Total additions	30,304,536
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	8,287,084
Administrative expenses (Note 4)	40,380
Total deductions	8,327,464
Net increase	21,977,072
Net assets available for benefits:	
Beginning of year	93,069,407
End of year	$ 115,046,479

See accompanying notes to the financial statements.

(1) PLAN DESCRIPTION

(a) General Provisions

UniFirst Corporation Profit Sharing Plan (the Plan) is available to all full and part-time employees of UniFirst Corporation, UniFirst Holdings, L.P., UniTech Services Group, Inc. and UniFirst-First Aid Corporation who are not covered under a collective bargaining agreement. Non U.S. employees of certain direct and indirect foreign subsidiaries do not participate. Employees become eligible to participate in the Plan on the 91st day following their first hour of service.

(b) Plan Administration

Trustees are appointed by the Board of Directors of the UniFirst Corporation. The Trustee of the Participant-Directed Trust is Merrill Lynch Trust Company of America.

(c) Employer Contribution

UniFirst Corporation provides for a Company matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of members' 401(k) deferrals for the first 3% of the compensation they contribute and 50% of the next 2% contributed.

The Company may elect to make a discretionary profit sharing contribution to the Plan as determined annually by the Board of Directors of UniFirst Corporation, but may not exceed the maximum allowable under the Internal Revenue Code (IRC).

(d) Member Contributions

Member contributions through compensation reduction are allowed. The amount of compensation reduction is subject to certain limits in effect under the IRC.

(e) Members' Accounts and Vesting

Members' non-Section 401(k) account balances become 100% vested after the fifth year of service. In the event of death, retirement or permanent disability, any member's account becomes fully vested. Members' Section 401(k) balances and the company's matching contribution vest immediately.

Annual employer contributions and forfeitures of unvested amounts from terminating members are allocated to members' account balances based on members' covered compensation. Income from investments, realized gains and losses, and unrealized market appreciation or depreciation of investments are allocated to members' account balances based on the amount of the individual members' balances during the Plan year.

(f) Investment Options

The Plan permits participants to self-direct the investments of their individual investment accounts. This is composed of all of their 401(k) employee contribution account, the corresponding company match, the employer contribution and forfeiture account, all of their rollover accounts (if any) and related investment gains and losses. Participants can select among thirteen different investment funds, three Merrill Lynch GoalManager™ Model Portfolios and UniFirst Corporation Common Stock. A brief description of the investment objective of each investment option offered to participants follows:

The Merrill Lynch Retirement Preservation Trust

This is a collective trust, which seeks to provide preservation of participants' investments, liquidity and current income that is typically higher than money market funds.

The Merrill Lynch U.S. Government Mortgage Fund (Class I Shares)

This Trust seeks a high current return through investments in obligations of the U.S. government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities.

The Merrill Lynch Global Allocation Fund, Inc. (Class I Shares)

This Fund seeks high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets, in response to changing market and economic trends.

The Merrill Lynch Balanced Capital Fund, Inc. (Class I Shares)

This Fund seeks the highest possible total return consistent with prudent risk primarily through a fully managed investment policy that permits management of Fund to vary investment equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund will maintain a minimum of 25% in fixed-income securities at all times. On October 1, 2003, this Fund was removed from the Plan. The balances in this fund are being transferred into the GoalManager Moderate Portfolio Model.

The Merrill Lynch Basic Value Fund, Inc. (Class I Shares)

This Fund seeks capital appreciation, and, secondarily, income, by investing in securities, primarily equities, believed by Fund management to be undervalued.

The Merrill Lynch Small Cap Value Fund, Inc. (Class I Shares)

This Fund seeks long-term growth of capital by investing in securities, primarily common stocks, of relatively small companies believed by Fund management to have special investment value and emerging-growth companies regardless of size.

The Merrill Lynch Equity Index Trust

This trust seeks to provide investment results that replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index.

Davis New York Venture Fund (Class A Shares)

This Fund seeks growth of capital by investing primarily in common stocks.

Fidelity Advisor Overseas Fund (Class T Shares)

This Fund seeks long-term growth of capital. The Fund normally invests 65% of its total assets in foreign securities. The fund normally invests assets primarily in common stocks. On October 1, 2003, this Fund was removed from the Plan. The balances in this Fund are being transferred into the Templeton Foreign Fund.

Fidelity Advisor Equity Growth Fund (Class T Shares)

This Fund seeks to achieve capital appreciation. The Fund normally invests at least 65% of its total assets in common stocks. The Fund invests in companies that Fund management believes have above-average growth potential. On October 1, 2003, this Fund was removed from the Plan. The balances in this Fund are being transferred into the MFS Massachusetts Investors Growth Fund.

The PIMCO Total Return Fund (Class A Shares)

This Fund seeks to maximize total return, consistent with preservation of capital and prudent investment management, by investing in intermediate maturity fixed income securities.

Van Kampen Emerging Growth Fund (Class A Shares)

This Fund seeks capital appreciation by investing primarily in common stocks of emerging-growth companies. On October 1, 2003, this Fund was removed from the Plan. The balances in this Fund are being transferred into the MFS Massachusetts Investors Growth Fund.

MFS Massachusetts Investors Growth Fund (Class A Shares)

This Fund's objective is to provide long-term capital growth and future income rather than current income. The Fund substantially invests all of its assets in common stocks and convertible securities of companies believed to possess better than average prospects for long-term growth.

State Street Research Emerging Growth Fund (Class A Shares)

This Fund seeks growth of capital. The Fund ordinarily invests at least 65% of total assets in emerging growth companies, with emphasis on small size companies.

Hotchkis & Wiley Small Cap Value Fund (Class A Shares)

This fund seeks capital appreciation and secondarily, current income. The Fund invests at least 65% of its total assets in domestic companies with market capitalizations of $ 1 billion or less.

Templeton Foreign Fund (Class A Shares)

This Fund seeks long-term capital growth. The Fund invests primarily in stock and debt obligations of companies and governments outside the U.S.

American EuroPacific Growth Fund (Class R3 Shares)

This Fund seeks to provide long-term capital growth by investing in companies based outside the United States. It invests primarily in stocks of issuers located in Europe and the Pacific Basin.

GoalManager Model Portfolios

GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks.

There are three GoalManager Model Portfolios available in the Plan. Following is the break down of the funds that make up the respective GoalManager Model Portfolios:

Conservative Model

Merrill Lynch Retirement Preservation Trust	30%
Merrill Lynch U.S. Government Mortgage Fund	25%
PIMCO Total Return Fund	25%
Merrill Lynch Basic Value Fund	6%
MFS Massachusetts Investors Growth Fund	4%
Hotchkis & Wiley Small Cap Value Fund	5%
Templeton Foreign Fund	3%
American EuroPacific Fund	2%

Moderate Model

Merrill Lynch Retirement Preservation Trust	10%
Merrill Lynch U.S. Government Mortgage Fund	14%
PIMCO Total Return Fund	16%
Merrill Lynch Basic Value Fund	16%
MFS Massachusetts Investors Growth Fund	14%
State Street Research Emerging Growth Fund	6%
Hotchkis & Wiley Small Cap Value Fund	9%
Templeton Foreign Fund	8%
American EuroPacific Fund	7%

Aggressive Model

PIMCO Total Return Fund	5%
Merrill Lynch Basic Value Fund	20%
MFS Massachusetts Investors Growth Fund	25%
State Street Research Emerging Growth Fund	12%
Hotchkis & Wiley Small Cap Value Fund	13%
Templeton Foreign Fund	14%
American EuroPacific Fund	11%

UniFirst Corporation Common Stock

Funds are invested in Company common stock, which is listed on the New York Stock Exchange. This option is a single investment and not a diversified fund, so it generally carries more risk than the other investment choices.

(g) Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions.

(h) Loans to Plan Members

The Plan allows loans to members up to the lesser of the following amounts: (i) 50% of the member's total vested account balance; (ii) 100% of the member's balance in the Participant-Directed Trust; (iii) $50,000 minus the participant's highest Plan loan balance in the previous 12 months; (iv) the amount of loan which the Trustees determine can be reasonably paid from a participant's wages.

(i) Termination of Plan

In the event of termination of the Plan, the members and beneficiaries of deceased members shall have a fully vested interest in the amount credited to their respective accounts at the time of such termination.

(i) **Forfeitures**

At December 31, 2003 forfeited nonvested accounts totaled $507,391. These accounts will be allocated to participants in the future. Forfeitures allocated to participants for 2003 totaled $597,469.

(2) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a) **Basis of Accounting**

The accompanying financial statements are prepared using the accrual basis of accounting with all assets of the Plan stated at fair market value.

(b) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) **Federal Income Taxes**

On May 20, 2003, the Internal Revenue Service issued a favorable determination letter that the Plan, as restated, qualifies under the provisions of Section 401 of the IRC and that the Trust, which holds Plan assets, continues to be qualified for exempt status under code Section 501(a). Additionally, management believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Due to the qualified status of the Plan and its related Trust under Code Sections 401 and 501 respectively, members of the Plan are not taxed currently when amounts, including employer contributions, member salary deferrals, forfeitures from non-vested members, and investment gains, are allocated to their Plan accounts. Similarly, realized investment gains of Plan assets are not taxable to the Trust. Members who receive distributions are subject to special tax treatment on distributions pursuant to Code Sections 72 and 401.

(d) **Administrative Expenses**

It is the current policy of UniFirst Corporation to assume certain administrative costs of the Plan.

(3) **INVESTMENTS**

The fair market value of individual investments that represents 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Merrill Lynch Retirement Preservation Trust	$ 19,443,264	$ 19,492,616
Merrill Lynch U.S. Government Mortgage Fund	11,944,063	7,496,132
Merrill Lynch Global Allocation Fund, Inc.	12,233,309	8,943,390
Merrill Lynch Basic Value Fund, Inc.	20,354,907	10,987,267
Merrill Lynch Small Cap Fund, Inc.	9,053,224	5,975,058
PIMCO Total Return Fund	6,986,039	6,789,320
Loan Fund	5,648,566	5,585,773

During the year ended December 31, 2003, the Plan's investments, including investments bought, sold and held during the year, increased in value as follows:

UniFirst Corporation Common Stock	$ 573,912
Mutual Funds	15,241,811
	$ 15,815,723

(4) RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $40,380 for the year ended December 31, 2003.

(5) INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by the trustee:

	December 31, 2003
Investments, at fair value:	
Mutual funds	$102,478,600
UniFirst Corporation common stock	3,478,616
Participant loans	5,648,566
Investment income	18,663,153
Benefits paid to participants	8,287,084

UNIFIRST CORPORATION PROFIT SHARING PLAN

Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 2003
Plan #001
EIN - 04-2103460

	Number of Shares	Fair Market Value
UniFirst Corporation Common Stock*	146,715	$ 3,478,616
Common/Collective trusts:		
Merrill Lynch Retirement Preservation Trust*	19,433,264	19,443,264
Merrill Lynch Equity Index Trust*	9,352	751,746
Total Common/Collective trusts		20,195,010
Mutual funds:		
Merrill Lynch U.S. Government Mortgage Fund (Class I Shares)*	1,164,139	11,944,063
Merrill Lynch Global Allocation Fund, Inc. (Class I Shares)*	815,011	12,233,309
Merrill Lynch Balanced Capital Fund, Inc. (Class I Shares)*	3	79
Merrill Lynch Basic Value Fund, Inc. (Class I Shares)*	666,064	20,354,907
Merrill Lynch Small Cap Value Fund, Inc. (Class I Shares)*	351,309	9,053,224
Davis New York Venture Fund (Class A Shares)	68,218	1,877,366
Fidelity Advisor Equity Growth Fund (Class T Shares)	1,035	46,071
Fidelity Advisor Overseas Fund (Class T Shares)	3,504	55,326
PIMCO Total Return Fund (Class A Shares)	652,291	6,986,039
Van Kampen Emerging Growth Fund, Inc. (Class A Shares)	1,330	48,047
American EuroPacific Growth Fund (Class R3 Shares)	83,005	2,486,819
State Street Research Emerging Growth Fund (Class A Shares)	181,889	2,411,853
Templeton Foreign Fund (Class A Shares)	340,164	3,619,349
MFS Massachusetts Investors Growth Fund (Class A Shares)	639,480	7,238,911
Hotchkis & Wiley Small Cap Value Fund (Class A Shares)	85,003	3,887,199
Total Mutual funds		82,242,562
Member loans (interest rates ranging from 5.5% to 11%)*		5,648,566
Cash		41,028
Total investments		$ 111,605,782

**Represents a Party-in-interest*

See accompanying notes to financial statements.

This schedule does not disclose the historical cost of the Plan's assets held by the investment manager because all funds are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 17, 2004

By: ______________________
Ronald D. Croatti,
Trustee

By: ______________________
John B. Bartlett,
Trustee

Belanger&Company, P.C.
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated April 27, 2004 on our audits of the financial statements of the Unifirst Corporation Profit Sharing Plan as of December 31, 2003 and 2002, which report is included in this Form 11-K, into the Company's previously filed Registration Statement, on Form S-8, File No. 33-60781.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 17, 2004